UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) August 6, 2019

INDEPENDENCE HOLDING COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**001-32244**	**58-1407235**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

96 Cummings Point Road, Stamford, Connecticut	**06902**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(203) 358-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $1.00 par value	IHC	NYSE

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) if the Exchange Act. ☐

Item 2.02 Results of Operations and Financial Condition.

The information set forth under this Item 2.02 (Results of Operations and Financial Condition) is intended to be furnished. Such information, including the Exhibit attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities and Exchange Act of 1934, except as shall be expressly set forth by specific reference in such filing.

On August 6, 2019 Independence Holding Company issued a news release announcing its 2019 first-quarter results, a copy of which is attached as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits

(c)   Exhibits:

Exhibit 99.1   News Release of Independence Holding Company dated August 6, 2019: Independence Holding Company Announces Second-Quarter and Six-Month Results and Entrance into the Senior Market.


SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


INDEPENDENCE HOLDING COMPANY
(Registrant)


By: Teresa A. Herbert   Date: August 7, 2019

/s/ *Teresa A. Herbert*
Teresa A. Herbert
Senior Vice President and Chief Financial Officer

EXHIBIT 99.1

INDEPENDENCE HOLDING COMPANY
96 CUMMINGS POINT ROAD
STAMFORD, CONNECTICUT 06902
NYSE: IHC

CONTACT: Loan Nisser
(646) 509-2107
www.IHCGroup.com

NEWS RELEASE

IHC ANNOUNCES SECOND-QUARTER AND SIX-MONTH RESULTS AND ENTRANCE INTO THE SENIOR MARKET

Stamford, Connecticut, August 6, 2019. Independence Holding Company (NYSE: IHC) today reported 2019 second-quarter and six-month results.

Financial Results

Net income attributable to IHC per share was $.46 per share, diluted, or $6,847,000, for the three months ended June 30, 2019 compared to $.45 per share, diluted, or $6,757,000, for the three months ended June 30, 2018. Net income attributable to IHC per share was $1.04 per share, diluted, or $15,574,000, for the six months ended June 30, 2019 compared to $.91 per share, diluted, or $13,718,000, for the six months ended June 30, 2018.

The Company reported revenues of $95,122,000 for the three months ended June 30, 2019 compared to revenues for the three months ended June 30, 2018 of $84,888,000. The Company reported revenues of $189,304,000 for the six months ended June 30, 2019 compared to revenues for the six months ended June 30, 2018 of $173,192,000.

Chief Executive Officer's Comments

Roy T. K. Thung, Chief Executive Officer, commented, "We are pleased with our second quarter and six-month 2019 results despite the fact that our first six months were negatively impacted by expenses related to improvements in our systems and platforms for the expansion of our call centers. We will continue to have such expenses, but probably to a lesser degree, in the next six months. IHC Specialty Benefits (SB), our standalone vertically integrated agency, is already a substantial agency producing over $180 million of premiums both through its brokerage division (i.e. licensed independent agents) and its direct-to-consumer (D2C) distribution (i.e. owned lead generation domains, online enrollment, licensed call center employees and advisors.   All of our lines of business (group life and disability, New York DBL/PFL and specialty health) continue to generate very good underwriting results.

Entrance into the Senior Market

We have worked diligently for the last six months to prepare to enter the senior market and are pleased to announce that, as of August 1st, our SB Advisors division is selling Medicare Supplement, Medicare Advantage, and Prescription Drug Plans to seniors, as well as solutions, such as short-term-medical and dental, to spouses who have not yet turned 65. We will continue to invest in this expansion so that our call centers can fully enter this market prior to the 2019 Medicare Open Enrollment Period (OEP), which begins on October 15, 2019. All of SB's D2C distribution channels will have new products available by the OEP, including new IHC vision and hospital indemnity products in certain states as well as products from other carriers. IHC's hospital indemnity plans will feature benefits and riders specifically designed to address the post-acute care needs of Medicare Advantage enrollees and Fee for Service Medicare beneficiaries, with insurance to cover incidental expenses and fill gaps in coverage. IHC expects to have its own Medicare Supplement product available in the first quarter of 2020, which when coupled with our impressive portfolio of ancillary insurance products will uniquely position IHC in the senior market. According to the Kaiser Family Foundation, nearly 60 million Americans were enrolled in Medicare in 2018, with 10,000 new individuals aging in every day. We see significant opportunities in this space for years to come, and recognizing this, we will continue to invest in technology platform enhancements, infrastructure, organic lead generation capabilities, and product offerings as it relates to this expanding market.

From a lead generation perspective, our significant position in the under-age 65 specialty health insurance space provides us with a unique opportunity to help thousands of existing customers as they age into the senior space. This alone provides us with a solid foundation of entry into the senior market, but when combined with our aggressive efforts in organic lead generation, we become very well positioned to seize on what is a large and growing opportunity. Our investment in a lead generation firm, which utilizes advance data analytics and artificial intelligence (AI) to identify high-intent traffic, as well as our recent investments in multiple high value domains, including www.medicareresources.org, will supply us with a significant volume of high-intent consumers who are shopping for solutions in the Medicare market. Further, our growing affinity relationships will provide direct access to a large number of consumers who are currently seniors or will soon be aging into this space. Those who are or soon will be turning age 65 often have spouses who are still several years from becoming seniors. IHC's new STM Extend product, which can provide coverage for up to 36 months, is often an ideal product to bridge the gap for these "near-seniors." This product is currently available in 11 states, and we expect to have it available in a total of 17 states by the first quarter of 2020.

In conclusion, driven by our significant commitment and investment in the senior market space, our fully owned distribution (which includes: on-line, on-the-phone, and face-to-face), our existing customer base, our affinity relationships, and our organic lead generation capabilities, we are establishing an advantageous position in the market. We believe that by delivering an end-to-end experience to the consumer, including through state-of-the-art mobile and desktop solutions, SB will link individuals and families in need of insurance coverage with a broad base of products through highly rated national carriers across the entire spectrum of age groups and needs."

Mr. Thung added, "Our book value increased from $17.25 at December 31, 2014 to $30.65 at March 31, 2019 and to $31.40 per share at June 30, 2019. IHC increased its annual dividend to $.40 per share in 2019, which is the fifth increase since December 2014 when the annual dividend paid to the stockholders was $.07 per share. Our overall investment portfolio continues to be very highly rated (on average, AA) and has an effective duration of approximately four years. The Company has continued to repurchase its shares in the market to the maximum allowed under applicable rules, and paid an average cost of $36.96 per share for purchases in 2019. IHC has no indebtedness and a substantial amount of free cash at the corporate level and excess capital in our insurance companies. This capital (which will continue to grow due to the substantial positive cash flow of the Company) will be more than enough to finance our dividends, organic growth plans, including investments in bringing new senior products to market, marketing initiatives, expansion of our telesales capacity, and enhancement of our technology platform and online sales capacity."

About The IHC Group

Independence Holding Company (NYSE: IHC), formed in 1980, is a holding company that is principally engaged in underwriting, administering and/or distributing group and individual specialty benefit products, including disability, supplemental health, pet, and group life insurance through its subsidiaries (Independence Holding Company and its subsidiaries collectively referred to as "The IHC Group"). The IHC Group consists of three insurance companies (Standard Security Life Insurance Company of New York, Madison National Life Insurance Company, Inc. and Independence American Insurance Company), and IHC Specialty Benefits, Inc., a technology-driven full-service marketing and distribution company that focuses on small employer and individual consumer products through general agents, telebrokerage, call centers, private label arrangements, and through the following brands: www.HealtheDeals.com; Health eDeals Agents; www.PetPartners.com; and www.PetPlace.com.

Forward-looking Statements

Certain statements and information contained in this release may be considered "forward-looking statements," such as statements relating to management's views with respect to future events and financial performance. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic conditions in the markets in which IHC operates, new federal or state governmental regulation, IHC's ability to effectively operate, integrate and leverage any past or future strategic acquisition, and other factors which can be found in IHC's other news releases and filings with the Securities and Exchange Commission. IHC expressly disclaims any duty to update its forward-looking statements unless required by applicable law.

INDEPENDENCE HOLDING COMPANY

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
June 30, 2019
(In Thousands, Except Shares and Per Share Data)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2019	2018	2019	2018
REVENUES:				
Premiums earned	$ 84,947	$ 77,334	$ 167,736	$ 156,826
Net investment income	4,134	3,687	8,130	7,368
Fee income	3,707	4,585	7,895	9,796
Other income (loss)	879	(295)	4,563	(446)
Net investment gains (losses)	1,455	(423)	1,626	(352)
Net impairment losses recognized in earnings	-	-	(646)	-
	95,122	84,888	189,304	173,192
EXPENSES:				
Insurance benefits, claims and reserves	44,410	33,701	87,529	69,608
Selling, general and administrative expenses	42,206	41,693	82,735	85,036
	86,616	75,394	170,264	154,644
Income before income taxes	8,506	9,494	19,040	18,548
Income taxes	1,590	2,652	3,234	4,658
Net income	6,916	6,842	15,806	13,890
(Income) from noncontrolling interests	(69)	(85)	(232)	(172)
NET INCOME ATTRIBUTABLE TO IHC	$ 6,847	$ 6,757	$ 15,574	$ 13,718
Basic income per common share	$ .46	$ .46	$ 1.04	$ .93
WEIGHTED AVERAGE SHARES OUTSTANDING	14,929	14,799	14,939	14,815
Diluted income per common share	$ .46	$ .45	$ 1.04	$ .91
WEIGHTED AVERAGE DILUTED SHARES OUTSTANDING	14,948	15,128	15,007	15,101

As of August 5, 2019, there were 14,892,668 common shares outstanding, net of treasury shares.

INDEPENDENCE HOLDING COMPANY
CONDENSED CONSOLIDATED BALANCE SHEETS
(In Thousands)

		June 30, 2019		December 31, 2018
ASSETS:				
Investments:				
Short-term investments	$	50	$	1,050
Securities purchased under agreements to resell		38,864		12,063
Fixed maturities, available-for-sale		461,426		453,464
Equity securities		5,543		5,166
Other investments		13,328		13,192
Total investments		519,211		484,935
Cash and cash equivalents		14,982		26,173
Due and unpaid premiums		25,014		24,412
Due from reinsurers		367,241		368,731
Goodwill		60,205		50,697
Other assets		84,272		82,568
TOTAL ASSETS	$	1,070,925	$	1,037,516
LIABILITIES AND STOCKHOLDERS' EQUITY:				
LIABILITIES:				
Policy benefits and claims	$	168,984	$	160,115
Future policy benefits		205,355		208,910
Funds on deposit		141,523		141,635
Unearned premiums		14,636		5,557
Other policyholders' funds		11,757		10,939
Due to reinsurers		3,837		3,613
Accounts payable, accruals and other liabilities		54,420		53,133
TOTAL LIABILITIES		600,512		583,902
Commitments and contingencies				
Redeemable noncontrolling interest		2,271		2,183
STOCKHOLDERS' EQUITY:				
Preferred stock (none issued)		-		-
Common stock		18,625		18,625
Paid-in capital		121,586		124,395
Accumulated other comprehensive income (loss)		2,298		(8,310)
Treasury stock, at cost		(67,428)		(66,392)
Retained earnings		393,018		380,431
TOTAL IHC STOCKHOLDERS' EQUITY		468,099		448,749
NONREDEEMABLE NONCONTROLLING INTERESTS		43		2,682
TOTAL EQUITY		468,142		451,431
TOTAL LIABILITIES AND EQUITY	$	1,070,925	$	1,037,516